UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(November 7, 2006)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Quarter ended September 30, 2006

2.

Financial Statements for the Three Months and Nine Months ended September 30, 2006

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended September 30, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: November 7, 2006

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports Third Quarter 2006 Financial Results

Strategic Licensing Agreement Signed In Quarter

Cash Used In Operations Drops From $726,000 In Q2 To $427,000 In Q3

TORONTO, Canada, November 7, 2006 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of mobile-enabled personal authentication and security solutions, today announced financial results for third quarter of 2006.  During the quarter Diversinet’s revenues increased, net loss was reduced, and cash used in operations was reduced over the same quarter last year.  Diversinet continued its strategic focus on building a distribution network for consumer authentication and related value-added applications by signing a strategic licensing agreement with a leading global identity authentication and protection company serving several million consumers.

Revenues for the quarter were $432,000, up 67 percent compared to $258,000 in the third quarter of 2005.  Revenues for the nine months ended September 30, 2006 were $1,381,000, up 47 percent from $942,000 in 2005.  Diversinet’s strategic licensing agreement signed during the quarter includes an initial license component of $100,000.  While this $100,000 portion of the overall contract has been included in ‘deferred revenue’ on the balance sheet we expect to be able to bring it into revenue over the coming quarters.  Cash used in continuing operations for the quarter was $427,000 compared to $650,000 in 2005 and $726,000 in Q2 2006.  Cash used in continuing operations for the nine months ended September 30, 2006 was $1,559,000 compared to $2,100,000 in 2005.  All dollar amounts are in U.S. dollars.

The net loss for the third quarter of 2006 was $932,000, or $0.03 per share, compared to a net loss of $3,323,000 or $0.17 per share in the third quarter of 2005.  Included in the third quarter net loss are stock-based compensation, depreciation and amortization of $383,000 ($2,589,000 in Q3 2005 including goodwill and customer asset impairment charges).  The net loss for the nine months ended September 30, 2006 was $2,401,000, or $0.08 per share, compared to a net loss of $6,080,000 or $0.31 per share for the comparable period in 2005.  Included in the nine-month net loss are stock-based compensation, depreciation and amortization of $938,000 ($3,522,000 in 2005 including goodwill and customer asset impairment charges).  Cash and cash equivalents at September 30, 2006 were $4,790,000 compared to $1,356,000 at December 31, 2005.

Third quarter 2006 company, customer and solution highlights include:

•

Diversinet made significant progress on the development of additional applications extending the functionality of the MobiSecure system and the MobiSecure soft token product for new consumer solutions in the financial services and healthcare sectors.  The company is engaged in several proof-of-concept development agreements with major clients in these sectors for secure, wireless delivery of confidential personal information to a personal mobile phone, enabling innovative new customer services to be offered.

•

Diversinet was granted a new patent for its method of establishing secure communications in a digital network by using pseudonymic digital identifiers to secure the identity of users and servers; this is the fourth patent awarded to the company.  This method ensures greater security and efficiency for consumer authentication products.  The company plans to use this patent in future MobiSecure products and for future IP licensing.

•

As previously disclosed in the second quarter release, on July 26, 2006, Diversinet completed an equity financing through the sale and issue of 1,538,463 units by way of private placement at $0.65 per unit for gross proceeds of $1,000,001.  This financing was in addition to the $4.0 million financing completed in the second quarter.  Each unit is comprised of one common share and one common share purchase warrant.  Each whole warrant is exercisable to purchase one common share at a price of $1.00, for a period of up to two years until July 26, 2008.  The proceeds will be used for operations including product packaging, product marketing and sales.

“We are pleased to report another quarter of improved revenue, reduced losses, and a stronger financial picture as we continue on our path to profitability” said Nagy Moustafa, CEO of Diversinet.  “We continue to build out our distribution network with the addition of a strategic licensing agreement with a leading global identity authentication and protection company serving several million consumers, and through our new agreements and development work with major financial services and health sector clients.  Over the coming quarters we will be focusing on the sales and marketing of our existing and new products.”

About Diversinet

Diversinet Corp. (OTCBB:DVNTF) is a leading provider of wireless authentication security solutions that secure the personal transactions and identity of consumers over mobile phones, personal computers and other handheld devices.  Diversinet’s reliable, convenient, end-to-end OTP (one-time password) solutions enable cost-effective strong authentication and value-added services, helping businesses reduce identity theft, increase their service offering revenue, and comply with regulations.  Diversinet customers include major banks, financial institutions, credit card companies, health services organizations, software security and hardware companies.  The company’s unique MobiSecure technology and suite of solutions includes the MobiSecure Token.  Since 1997, Diversinet has built a track record of innovation and world-leading expertise in the authentication security and mobility sectors.  Diversinet’s web site is: www.diversinet.com.

# # #

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]
	September 30	December 31
	2006	2005
	$	$
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	4,789,871	1,355,562
Accounts receivable	204,582	66,039
Other receivables	1,973	1,266
Unbilled contract revenues	100,000	-
Prepaid expenses	52,636	117,245
Total current assets	5,149,062	1,540,112
Capital assets, net	413,824	473,010
Total assets	5,562,886	2,013,122

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	213,881	153,100
Accrued liabilities	196,594	226,679
Deferred revenue	127,550	79,000
Total current liabilities	538,025	458,779

Shareholders’ equity
Share capital	58,313,530	54,347,652
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Share purchase warrants	3,700,179	2,500,977
Contributed surplus	3,227,647	2,521,422
Deficit	(58,695,774)	(56,294,987)
Total shareholders’ equity	5,024,861	1,554,343
Total liabilities and shareholders’ equity	5,562,886	2,013,122

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[in United States dollars]
(Unaudited)
	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

	$	$	$	$

REVENUE	431,521	258,148	1,381,369	942,073
Cost of sales	245,196	88,722	990,755	550,460
Gross margin	186,325	169,426	390,614	391,613

EXPENSES
Research and development	342,671	350,782	515,479	931,936
Sales and marketing	111,820	267,406	511,436	936,368
General and administrative	654,614	535,784	1,687,270	1,797,807
Depreciation and amortization	42,759	140,214	121,531	491,909
Goodwill impairment charge (note 1)	-	1,894,690	-	1,894,690
Customer asset impairment charge (note 1)	-	330,768	-	330,768
	1,151,864	3,519,644	2,835,716	6,383,478
Loss before the following	(965,539)	(3,350,218)	(2,445,102)	(5,991,865)
Foreign exchange loss (gain)	(4,436)	27,477	3,174	8,950
Interest expense (income)	(29,230)	(6,804)	(47,489)	(19,469)
Loss from continuing operations	(931,873)	(3,370,891)	(2,400,787)	(5,981,346)
Income (loss) from discontinued operations (note 2)	-	48,216	-	(98,553)
Loss for the period	(931,873)	(3,322,675)	(2,400,787)	(6,079,899)

Deficit, beginning of period	(57,763,901)	(51,942,715)	(56,294,987)	(49,185,491)
Loss for the period	(931,873)	(3,322,675)	(2,400,787)	(6,079,899)
Deficit, end of period	(58,695,774)	(55,265,390)	(58,695,774)	(55,265,390)

Loss per share
Basic and diluted loss per share from continuing operations	(0.03)	(0.17)	(0.08)	(0.31)
Basic and diluted loss per share	(0.03)	(0.17)	(0.08)	(0.31)
Weighted average common shares outstanding	32,717,313	19,525,767	28,630,938	19,318,729

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States dollars)
(Unaudited)
	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	$	$	$	$

OPERATING ACTIVITIES
Loss from continuing operations	(931,873)	(3,370,891)	(2,400,787)	(5,981,346)
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	42,759	140,214	121,532	491,909
Goodwill impairment charge (note 1)	-	1,894,690	-	1,894,690
Customer asset impairment charge (note 1)	-	330,768	-	330,768
Stock-based compensation expense	339,942	223,355	816,068	804,188
Changes in non-cash working capital items related to operations:
Accounts receivable and other receivables	(127,252)	75,496	(139,250)	160,309
Prepaid expenses	22,134	86,860	64,609	123,562
Unbilled contract revenues	149,905	-	(100,000)	-
Accounts payable and accrued liabilities	(28,794)	14,991	30,696	90,062
Deferred revenue	106,550	(45,000)	48,550	(13,843)
Cash used in continuing operations	(426,629)	(649,517)	(1,558,582)	(2,099,701)
Cash provided by (used in) discontinued operations	-	(2,023)	-	177,013
Cash used in operations	(426,629)	(651,540)	(1,558,582)	(1,922,688)

FINANCING ACTIVITIES
Issue of common shares, common purchase options, warrants for cash, net of costs	1,061,287	1,896,374	5,055,236	1,840,683
Notes payable	-	-	-	(4,611)
Cash provided by financing activities	1,061,287	1,896,374	5,055,236	1,836,072

INVESTING ACTIVITIES
Decrease in short-term investments	-	905,932	-	2,000,000
Net addition of capital assets	(57,704)	(27,171)	(62,346)	(66,991)
Cash provided by (used in) investing activities	(57,704)	878,761	(62,346)	1,933,009

Net increase in cash and cash equivalents during the period	576,954	2,123,595	3,434,309	1,846,393

Cash and cash equivalents, beginning of the period	4,212,917	446,296	1,355,562	723,498

Cash and cash equivalents, end of the period	4,789,871	2,569,891	4,789,871	2,569,891

See accompanying notes to interim consolidated financial statements.

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in U.S. dollars)
Three and nine month ended September 30, 2006

Diversinet Corp. (the “Company”), an Ontario corporation, develops and markets secured wireless and identity management solutions and professional services for the mobile data eco-system.

1. Significant accounting policies
a) Basis of presentation

In the opinion of management, the unaudited interim consolidated financial statements of the Company have been prepared, on a consistent basis with the December 31, 2005 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 2006 and the statements of loss and deficit and cash flows for the three and nine months ended September 30, 2006 and September 30, 2005, respectively, in accordance with Canadian generally accepted accounting principles (GAAP).  The disclosures contained in these unaudited financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2005.

b) Goodwill and customer assets

The Company uses the purchase method of accounting for business combinations.  The Company evaluates all business combinations for intangible assets that must be recognized and reported apart from goodwill.  Goodwill is not amortized and is tested for impairment on at least an annual basis, or when certain triggering events occur.  During the first quarter of 2005 $392,242 of goodwill relating to the DSS reporting unit was included in the determination of the loss on disposition of discontinued operations.  During the third quarter of 2005, a Caradas customer contract expired and accordingly a goodwill and customer asset impairment analysis was performed for the Caradas reporting unit.  The impairment analysis indicated that the fair values of goodwill and customer assets were nil, and the Company recorded a goodwill write down of $1,894,690, and a customer assets write down of $330,768.

2. Discontinued operations
	Three months ended September 30		Nine months ended September 30
Statement of Operations	2006 $	2005 $	2006 $	2005 $
Revenue	-	-	-	453,807
Expenses	-	(48,216)	-	456,669
Loss from discontinued operations	-	48,216	-	(2,862)
Loss on disposition of discontinued operations	-	-	-	(95,691)
Loss from discontinued operations	-	48,216	-	(98,553)
Loss per share from discontinued operations	-	0.00	-	(0.01)
There is no impact on the consolidated balance sheet for the periods presented. The loss on disposition of discontinued operations includes the elimination of the related goodwill of $392,242.
3. Segmented information

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at September 30, 2005 and 2006 100% of the capital assets were located in Canada.  For the nine month period ended September 30, 2006, two customers contributed 67% and 10% of the total revenue.  For the nine month period ending September 30, 2005, three customers contributed 40%, 38% and 13% of the total revenue.

	Three months ended September 30		Nine months ended September 30
Revenue is attributable to geographic location	2006	2005	2006	2005
based on the location of the customer, as follows:	$	$	$	$
United States	388,173	118,500	1,165,447	755,200
Asia	34,050	79,000	172,050	126,225
Canada	9,298	60,648	33,872	60,648
Other	-	-	10,000	-
	431,521	258,148	1,381,369	942,073

4. Share capital There are an unlimited number of authorized common shares with no par value. The following details the changes in issued and outstanding shares, compensation options and warrants:

	Warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2005	2,213,250	$ 2,500,977	24,316,691	$ 54,347,652
Private placement (a)	6,680,001	1,139,741	6,680,001	2,848,259
Private placement (b)	1,634,617	266,616	1,634,617	722,670
Stock options exercised and shares issued (c)			194,875	77,950
Public relations services (d)	95,179	18,540	76,429	46,457
Consulting services (e)	25,000	2,028
Board compensation (f)			300,000	186,000
Warrants cancelled and expired (g)	(352,000)	(227,723)
Employee bonus (h)			159,642	84,542
Balance, September 30, 2006	10,296,047	$ 3,700,179	33,362,255	$ 58,313,530

(a)

On June 30, 2006, the Company completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share, one-half common share purchase warrant at $0.75 and one-half common share purchase warrant at $0.90.  Each whole warrant will be exercisable to purchase one common share and expire on June 30, 2008.  The Company allocated $1,139,741 of the net proceeds to the warrants and $2,868,000 less costs of 19,741 to share capital.

(b)

On July 26, 2006, the Company completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and expire on July 26, 2008.  The Company allocated $266,616 of the net proceeds to the warrants and $754,000 less costs of $31,330 to share capital.

(c)

During 2006 the Company granted options to certain employees, officers and directors under a share option plan, enabling them to purchase common shares of the Company.  As of September 30, 2006 there were 2,495,852 common share options granted and outstanding under the Company’s stock option plan.

(d)

On January 1, 2006, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, a combination of common shares and common share purchase warrants were issued each quarter.  Of the common share purchase warrants issued, 30,000 are exercisable at $1.00 and vested on March 30, 2006, 25,000 are exercisable at $1.20 and vested on June 30, 2006, 21,429 are exercisable at $1.40 and vested on September 30, 2006 and the remaining 18,750 are exercisable at $1.60 and become vested on December 31, 2006.

(e)

On September 6, 2006, the Company entered into an agreement for marketing consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchased 25,000 common shares at $0.56 was issued with equal vesting on each of October 6, November 6 and December 6, 2006.  This warrants expires on September 6, 2007.

(f)

On July 31, 2006, the Company issued common shares to each non-management board member in lieu of cash compensation.

(g)

Amount related to warrants expiring during the period unexercised.  The value of these warrants that have vested prior to the cancellation or expiration date have been reclassified to contributed surplus.

(h)

During 2006 common shares were issued to two employees in lieu of cash bonuses.

Options outstanding			Warrants outstanding
Range of exercise price	Number outstanding		Range of exercise price	Number outstanding
$0.37 - $0.70	2,070,214		$0.40 - $0.90	7,656,251
$1.50 - $12.40	425,638		$1.00 - $3.75	2,639,796
	2,495,852			10,296,047
For additional information regarding our warrants and options, readers should review our Annual Report as of December 31, 2005.
5. Stock based compensation

a)  During the three and nine months ended September 30, 2006, the Company recorded stock-based compensation expense of $339,942 and $816,068 related to common shares, stock options and warrants granted to employees, directors and other consultants.

b)  The Company has granted 26,028 and 718,164 options during the three and nine months ended September 30, 2006 respectively.  The weighted average estimated fair value at the date of the grant for options granted for the nine months ended September 30, 2006 was $0.42.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

		Three and nine months ended September 30, 2006		Three and nine months ended September 30, 2005
Risk-free interest rate		4%		3.09%
Volatility factor of the future expected market price		120%		150%
Weighted average expected life of options		5 years		5 years

6. Related party transactions

As part of the June 2006 private placement, Albert Wahbe acquired 4,600,000 units.  Albert Wahbe, one of our directors as of July 2006, owns 4,700,000 common shares and 4,600,000 common share purchase warrants representing approximately 24% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.  Mr. Wahbe also entered into a performance based consulting agreement to provide sales and business development services for the Company.

As part of the June 2006 private placement, Lakefront Partners, LLC acquired 666,667 units.  As well, during the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  In 2004 we completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  James Wigdale, Jr., one of our directors, controls Lakefront Partners, LLC.  Currently, Lakefront beneficially owns 3,909,462 common shares and 666,667 common share purchase warrants and Mr. Wigdale owns 380,000 common shares and 1,400,000 common share purchase warrants, together representing approximately 18% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

When used herein, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company’s future plans of operations, business strategy, operating results and financial position.  All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company’s business and operations, and other such matters are forward-looking statements.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.  The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at November 7, 2006.

Overview

Please find enclosed the unaudited Consolidated Balance Sheets as at September 30, 2006 and December 31, 2005 and the unaudited Consolidated Statements of Loss and Deficit and Cash Flows for the three and nine months ended September 30, 2006 and 2005 and the unaudited Notes to Interim Consolidated Financial Statements for Diversinet Corp.  Readers should also refer to our Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report for the year ended December 31, 2005.  We report our unaudited consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All financial figures are in U.S. dollars unless otherwise noted.

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of personal authentication and security solutions for the wireless world.  Our software and services protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants and personal computers.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2005, Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure soft tokens and MobiSecure Authentication Service Center (MASC) enable financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and PC users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed by MASC and are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

During the first quarter of 2006, RSA Security Inc. (the security division of EMC Corporation) entered into a license agreement under which Diversinet will provide mobile device and PC-based software tokens and integrated provisioning services.  The agreement includes licensing, development and revenue-sharing components that will result in revenues of a minimum of $2.2 million to Diversinet over three years.  Under this commercial agreement, the Diversinet MobiSecure soft token suite and Diversinet’s MobiSecure Authentication Service Center (MASC) will be integrated into RSA Security’s products and services, enabling the downloading, provisioning, and management of RSA Security’s mobile and PC-based soft tokens.  Under GAAP, the revenue from this arrangement will be recognized over its term.

On July 26, 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and expire on July 26, 2008.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.  We will use the net proceeds for working capital and for general corporate purposes.

On June 30, 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, and expire on June 30, 2008.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.  We will use the net proceeds for working capital and for general corporate purposes.

On September 26, 2005, we completed a private placement of 5,000,000 common shares for gross proceeds of $2,000,000 and issued 71,250 common share purchase warrants to our placement agent.  The warrants expire on September 26, 2008 and are exercisable at $0.40 per share.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.

We have incurred operating losses in each of the last nine fiscal years, most recently from our continuing operations of developing security solutions.  We have sustained our business during this period through the sale of common shares in a series of private placements, by raising gross proceeds in the past two years of $2.65 million in December 2004, $2.0 million in September 2005 and most recently by raising $5.0 million in June and July of 2006.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

Operating Results

For the three months ended September 30, 2006, we reported revenue of $432,000 compared to revenue of $258,000 for the quarter ended September 30, 2005.  Revenue for the nine months ended September 30, 2006 was $1,381,000 compared to $942,000 for 2005.  During Q1 2006 we began work on the RSA Security development work and in Q2 2006 we started providing annual support which we are invoicing quarterly at a rate of $75,000.  We are applying a zero gross margin percentage of completion method for this development agreement, providing us with $210,000 in Q3 ($846,000 for the nine months ended September 30, 2006) in both revenues and cost of sales.  During Q3 2006 we signed an agreement with a credit management and identity theft prevention company which includes a license component for $100,000.  This $100,000 portion of the overall contract has been included in ‘deferred revenue’ on the balance sheet and we expect to be able to bring it into revenue over the coming quarters.  During the nine months ended September 30, 2006 and 2005 all of our revenues were derived from consulting services.  We continue to focus on the U.S. market; for the three months ended September 30, 2006 we derived 90% (46% for 2005) of our revenues from this marketplace.

Cost of sales for the three months ended September 30, 2006 was $245,000 (or gross margin of 44%) compared with $89,000 (or gross margin of 66%) for the quarter ended September 30, 2005.  Cost of sales for the nine months ended September 30, 2006 was $991,000 (or gross margin of 28%) compared with $550,000 (or gross margin of 42%) for the nine months ended September 30, 2005.  This represents the direct costs associated with completing the software solutions and providing the consulting services.  The lower margins for 2006 are the result of the RSA Security project being reported on a zero margin basis until the engineering work is complete which is anticipated to occur during Q4 2006.  Unbilled contract revenues in the amount of $100,000 was recorded to reflect the difference between these costs incurred and the amount invoiced to our client based on the terms of the agreement.

Research and development expenses decreased to $343,000 in the three months ended September 30, 2006 from $351,000 in the three months ended September 30, 2005.  Research and development expenses decreased to $515,000 in the nine months ended September 30, 2006 from $932,000 in the nine months ended September 30, 2005.  The decrease is in part due to the allocation of certain R&D staff expenses to revenue generating projects.  Starting in Q1 2006, the development department focused a portion of their work effort towards completing modification to our products for RSA Security.  In the past, this department’s time has been spent conducting research and developing our products for general availability.  As a result, during the first nine months of 2006, product development costs of $730,000 (Q1 - $240,000, Q2 - $303,000, Q3 - $187,000) were reallocated from research and development to cost of sales.  Costs were further reduced in Q1 of 2006 by $158,000 from the receipt of funds for our scientific research and experimental development (SRED) claim for the 2004 fiscal year.  The increase in development costs of $471,000 (before the SRED credit and cost of sales allocation) over 2005 was largely due to an increase of 25% in the head count (from 16 to 20 people) in this department.

Sales and marketing expenses were $112,000 in the third quarter of 2006 compared to $267,000 in the third quarter of 2005.  Sales and marketing expenses decreased to $511,000 in the nine months ended September 30, 2006 from $936,000 in the nine months ended September 30, 2005.  The decrease is due in part to the allocation of certain staff expenses to cost of sales for the work effort towards completing modification to our products for RSA Security.  In the past, this department’s time have not been allocated to revenue generating projects.  As a result, during the first nine months of 2006, $115,000 (Q1 - $47,000, Q2 - $45,000, Q3 - $23,000) was reallocated from sales and marketing expenses to cost of sales.  The overall head count in this department decreased by 50% from September 30, 2005 to September 30, 2006 (from 6 to 3 people).

General and administrative expenses were $655,000 for the third quarter of 2006 compared to $536,000 incurred during the similar period of 2005.  General and administrative expenses were $1,687,000 for the nine months ended September 30, 2006 compared to $1,798,000 incurred during the nine months ended September 30, 2005.  Under GAAP the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  For Q3 2006 we recorded $330,000 ($223,000 - 2005) for stock-based compensation expense.  For the nine months ended September 30, 2006 we recorded $742,000 ($804,000 - 2005).  Included in the Q3 2006 G&A is a $97,000, in cash and stock, CEO bonus for successful completion of the $5 million financings.  Stock-based compensation expense decreased by $62,000 for the nine months ended September 30, 2006 compared to 2005.  Savings of $120,000 were reported in remuneration and travel costs due to reduced headcount in the first quarter of 2006.

Depreciation and amortization expense in the third quarter of 2006 was $43,000 compared to $140,000 in the third quarter of 2005.  Depreciation and amortization expense for the nine months ended September 30, 2006 decreased to $122,000 from $492,000 in the nine months ended September 30, 2005.  This is consistent with the reduction in net capital assets.

We reported a loss from discontinued operations of $nil for the nine months ended September 30, 2006 compared to net income of $48,000 in the prior year’s comparative period.  In February 2005, DSS Software Technologies (“DSS”) completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  With the sale of the DSS assets, we have included the results of DSS as a single line item (‘discontinued operations’) in the financial statements.  During the first quarter of 2005, with the sale of DSS’ assets, goodwill from the acquisition of DSS of $392,000 has been included in determining the loss on disposition.

We reported a net loss of $932,000 for the three months ended September 30, 2006 compared to a net loss of $3,323,000 in the prior year’s third quarter.  The net loss for the nine months ended September 30, 2006 was $2,401,000 compared to $6,080,000 for the nine months ended September 30, 2005.  The reduced net loss is due in part to the impact of the goodwill impairment charge of $1,895,000 and $331,000 customer asset impairment charged reported in the third quarter of 2005.

Liquidity and Capital Resources

Cash and cash equivalents and short-term investments at September 30, 2006 were $4,790,000 compared with $2,570,000 at September 30, 2005.  The net increase in cash and cash equivalents and short term investments for the third quarter of 2006 was $577,000 compared to $2,124,000 for the third quarter of 2005.

The cash usage for Q3 2006 is mainly due to operating activities, which used cash in an amount of $427,000.  In July, we completed a private placement of 1,538,461 units, at $0.65 per unit, for gross proceeds of $1,000,000.  Cash used in Q3 2005 is mainly due to operations, which used cash in the amount of $652,000 ($2,000 used by discontinued operations and $650,000 used in continuing operations).  In September 2005, we completed a private placement of 5,000,000 common shares for gross proceeds of $2,000,000 and issued 71,250 common share purchase warrants to our placement agent.  The warrants expire on September 26, 2008 and are exercisable at $0.40 per share.

We believe that our cash and cash equivalents and short term investments as at September 30, 2006 of $4,790,000 will be sufficient to meet our short-term working capital requirements for at least the next year.  In the future, we will likely need to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate sufficient revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ended September 30, 2006:

	Revenue for the period	Loss from continuing operations	Loss (income) from discontinued operations	Loss (income) for the period	Loss per share from continuing operations	Loss per share
	($000’s)	($000’s)	($000’s)	($000’s)	($)	($)
September 30, 2006	432	932	-	932	0.03	0.03
June 30, 2006	477	747	-	747	0.03	0.03
March 31, 2006	473	722	-	722	0.03	0.03
December 31, 2005	159	1,147	(28)	1,029	0.04	0.04
September 30, 2005	258	3,371	(48)	3,323	0.17	0.17
June 30, 2005	330	1,453	5	1,458	0.08	0.08
March 31, 2005	354	1,068	141	1,299	0.06	0.07
December 31, 2004	419	3,574	592	4,166	0.27	0.31

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

As part of the June 2006 private placement, Albert Wahbe acquired 4,600,000 units.  Albert Wahbe, one of our directors as of July 2006, owns 4,700,000 common shares and 4,600,000 common share purchase warrants representing approximately 24% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.  Mr. Wahbe also entered into a performance based consulting agreement to provide sales and business development services for the Company.

As part of the June 2006 private placement, Lakefront Partners, LLC acquired 666,667 units.  As well, during the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  In 2004 we completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  James Wigdale, Jr., one of our directors, controls Lakefront Partners, LLC.  Currently, Lakefront beneficially owns 3,909,462 common shares and 666,667 common share purchase warrants and Mr. Wigdale owns 380,000 common shares and 1,400,000 common share purchase warrants, together representing approximately 18% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.

Diversinet’s CEO is a member of the board of directors of the purchaser of the DSS assets.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts and revenue recognition.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in the opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

In the third quarter of 2006, we did not make any changes in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal controls over financial reporting.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 2 to our 2005 audited consolidated financial statements.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our F-3 and annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:

Our ability to continue operations may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2006.  We have obtained funding for operations from private placements in June and July 2006 and in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business.  Our failure to either raise capital when needed or to generate sufficient revenues would leave us with insufficient resources to continue our business.

Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult.  All revenue reported in the fiscal year ended September 30, 2006 was for professional services such as engineering services, maintenance and hosting services.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

If our common shares should become ineligible for continued quotation on the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  In April 2003 our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large financial institutions and security providers.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As of September 30, 2006, two customers accounted for 51% and 10% of our total revenue.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During the nine months ended September 30, 2006, we incurred a portion of our expenses in U.S. dollars, and in 2005, we also incurred a portion of our expenses in other currencies including Canadian dollars, Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financing in September 2006, we have a portion of our cash resources in U.S. dollars and in Canadian dollars.  During 2006 and fiscal 2005 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.